January 17, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Toughbuilt Industries, Inc.
Registration Statement on Form S-1
File No. No. 333-235971

Acceleration Request

Requested Date:	January 22, 2020
Requested Time:	5:15 p.m. Eastern Time (US)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the underwriters, hereby join in the request of Toughbuilt Industries, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:15 p.m., Eastern Time (US), on January 22, 2020.

Pursuant to Rule 460 under the Act, we wish to advise you that we have not yet distributed any copies of the Preliminary Prospectus dated January 17, 2020 through the date hereof, to underwriters, dealers, institutions and others.

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Acting on behalf of itself and the several Underwriters

MAXIM GROUP LLC

By:	/s/ Clifford Teller
Name:	Clifford Teller
Title:	Executive Managing Director, Head of Investment Banking